FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 20, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated October 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 20, 2009	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

   PRESS RELEASE
New York and Stockholm – October 20, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2009
(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

All figures presented exclude discontinued operations (Cambodia, Laos, Sri Lanka and Sierra Leone), except where otherwise stated. Historical figures have been restated to provide a comparable base, where necessary.

Q3 key figures

•	Mobile customers up 20% versus Q3 08, bringing total customers to 31.9 million
•	Organic constant currency revenues up 9% versus Q3 08
•	Reported revenues up 7% to $856 million (Q3 08: $800 million)
•	EBITDA up 13% to $392 million (Q3 08: $346 million)
•	EBITDA margin of 45.8% (+2.6 percentage points versus Q3 08)
•	Net profit* of $143 million (Q3 08: $161 million)
•	Basic earnings per common share* of $1.31 (Q3 08: $1.49)
•	Free cash flow of $108 million (Q3 08: $1 million)
* Includes discontinued operations

Mikael Grahne, CEO of Millicom, commented:

"It has been another encouraging quarter of growth in our business.  Despite the continued challenges of the economic environment, we have maintained underlying revenue growth rates close to the level of the first half.  We continue to grow market share strongly, with the lower rate of customer intake reflecting the high level of voice penetration in Central America and our increasing focus on higher value customers.  Demand for 3G services in Latin America is growing strongly, and we anticipate mobile broadband becoming mass market before long.

”Margins continue to be strong, reflecting excellent momentum in value-added services, a rigorous approach to cost control, and improving critical mass in Africa, where the EBITDA margin is up nearly four percentage points year-on-year.  This, in turn, is making the Group increasingly cash generative.  We are very confident of achieving our targets for EBITDA margin, capex and operating free cash flow for 2009.

“We are progressing with our divestment program, with agreements signed for the sale of our businesses in Sierra Leone, Cambodia and Laos.  Since the quarter end, we also completed the disposal of our Sri Lankan operation. This process will allow us to focus our management and financial resources on Latin America and Africa, where we continue to see very attractive long term growth opportunities.

“As a result of our strong financial position, which will be further enhanced by the growing cash flow generation of our business and the proceeds from our Asian disposals, we are reviewing options for the uses of our cash.  We intend to communicate the results of this review by our Q4 2009 results in February 2010.

“There are no signs of economic recovery as yet in our markets.  However, we are gaining market share while improving margins and cash flow. We remain very excited about the future, with penetration growth in Africa, and mobile broadband in all our markets, providing us with attractive long term growth potential.  We have the proven capabilities - a strong distribution platform, market-leading innovation and first-rate operational control – to enable us to exploit these opportunities profitably.”

Financial and operating summary for the quarter to September 30, 2009 and 2008

MOBILE CUSTOMERS (‘000)	Sept. 30, 2009	Sept. 30, 2008	Change	June 30, 2009	March 31, 2009		FY 2008
– Total (i)	31,857	26,476	20%	30,758	29,082		27,691
– Attributable (ii)	27,827	22,984	21%	26,837	25,349		24,081

REPORTED NUMBERS(iv) US$ million	Q3 2009	Q3 2008	Q3- Q3 % change (constant currency)	Q2 2009	Q3 – Q3 % change (reported)		FY 2008
– Group Revenue	856	800	9%	814	7%		3,150
– Central America Revenue	326	340	0%	332	(4%	)	1,377
– South America Revenue	277	273	13%	249	1%		1,019
– Africa Revenue	200	187	21%	183	7%		711
– Amnet & Navega Revenue	52	-	-	50	-		43
– EBITDA (iii)	392	346	-	371	13%		1,366
– EBITDA margin	45.8%	43.2%	-	45.6%	-		43.4%
– Net profit for the period	143	161	-	114	(12%	)	404*

*	Net profit for the year after a net charge of $55 million as a result of two one-off events.
(i)	Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues.
(iv)	Excludes discontinued operations, except net profit.

Figures include Amnet unless otherwise specified.

•
Investments include capex of $141 million for Q3 09. Capex for FY 2009 is today expected to be approximately $700 million, with the reduction from the previous estimate of $750 million resulting from timing issues that will be reflected in 2010 capex

•	Cash and cash equivalents of $873 million at end of Q3 09

•	Cash up-streaming of $162 million in Q3 09

•	Net debt of $1,422 million with an extrapolated full year net debt/EBITDA ratio of 0.9 times, enabling significant continuing investments

•	Mobile customer growth of 20% in Q3 09 to 31.9 million

•	1.1 million net new mobile customers in Q3 09 against Q2 09

•	A gain of $9 million for foreign exchange was recorded in Q3 09 which was mainly the result of the foreign exchange impact of dollar denominated debt

Review of operations

Financial results for the three months ended September 30, 2009

Mobile customers

In Q3 09, Millicom added 1.1 million net new mobile customers, reaching 31.9 million total mobile customers, an increase of 20% versus Q3 08. Net additions were lower in Q3 09 than Q2 09 as Millicom continues its focus on attracting the more loyal and higher revenue generating customers.

In Central America, Honduras grew its customer base by 11% year on year, despite the entry of a third operator at the end of Q4 08.  Guatemala grew its customer base by 19% year-on-year and El Salvador by 10%. Net additions in Central America were lower quarter-on-quarter as a result of a combination of high penetration, current economic conditions and an increased focus on higher quality customers.

In South America, total customers increased by 17% year-on-year with Bolivia showing growth of 47%. In Colombia, t he increase in customers was 9%, and in Paraguay it was 12%.

In Africa, the best performing markets in terms of net customer additions were Chad which grew by 94% year-on-year in Q3 09, and Tanzania, which grew by 68% year-on-year.  In DRC, total customers increased by 52%.  Total customers in Senegal fell quarter-on-quarter as a new MVNO attracted very low ARPU customers and the overall market contracted slightly as a result of weak economic conditions.

	Net additional mobile customers (’000)
	Total	Central Am.	South Am.	Africa
Q3 09	1,100	244	355	502
Q2 09	1,675	588	325	762
Q1 09	1,391	353	274	764
Q4 08	1,215	335	269	611
Q3 08	1,812	570	280	962

Customer market share

Millicom’s total market share increased by 0.8 percentage points over Q2 09 on a weighted basis. We held or gained share in almost all of our markets, with the biggest gains coming in Tanzania and Honduras, where our market share increased by over two percentage points after the initial impact of a new entrant last year.  We lost share in Senegal as a new MVNO targeting low-value customers came into the market.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q3 09	28.7%	53.5%	16.3%	30.4%
Q2 09	27.9%	52.4%	15.4%	30.2%
Q1 09	27.2%	52.5%	15.0%	29.3%
Q4 08	27.2%	52.3%	15.5%	28.0%
Q3 08	27.1%	52.5%	15.7%	27.2%

ARPU

Reported ARPU across the Group increased by 10 cents from Q2 09 in dollar terms, and fell by 1.4% in local currency. The rate of decline has slowed significantly compared to recent quarters, and reflects our strategy of focusing on retention and increasing spend from existing customers.

Constant currency ARPU in South America and Africa was up 2% and 3% respectively over Q2 09, while in Central America it fell 5%.  This was mainly as a result of a fall in ARPU in Honduras, which was negatively affected by a new tax on international inbound traffic, and continued promotional activity by competitors.

	Quarter-on-quarter local currency ARPU growth (%)
	Total	Central Am.	South Am.	Africa
Q3 09	(1%)	(5%)	2%	3%
Q2 09	(2%)	(2%)	(2%)	0%
Q1 09	(9%)	(8%)	(7%)	(9%)
Q4 08	1%	1%	6%	(4%)
Q3 08	(2%)	(6%)	2%	(6%)

Revenues, EBITDA and EBITDA margin

Total revenues for the three months ended September 30, 2009 were $856 million, an increase of 7% from Q3 08.  Year-on-year, the top line was still impacted by the dollar which produced a 9% negative translation impact.  We have, however, seen some trading currency appreciation since the latter part of Q2 09 and underlying revenue growth in constant currency was 9% versus Q3 08 and 3% versus Q2 09.

VAS revenues continued to grow strongly, rising 46% over Q3 08 in local currency.  VAS now represent over 19% of recurring mobile revenues, and we expect new services to be a major driver of Group revenues and profitability going forward.  In particular, we are seeing strong demand for 3G datacards in Latin America, with datacard customers representing over 1% of the base, with an ARPU of $20.

The Group EBITDA for the three months ended September 30, 2009 was $392 million, an increase of 13% from Q3 08. The EBITDA margin reached 45.8%, as a result of a combination of cost control initiatives and strong growth in higher margin VAS revenues.  In Central America, Tigo’s number one position in all three markets means a high percentage of on-net calling producing an EBITDA margin of 55.2%.  The EBITDA margin for South America increased by 1.5 percentage points over the previous quarter, to 40.7%.  The margin in Africa was 37.3%, up 3.1 percentage points year-on-year.

Group	Q3 09	Q2 09	Q1 09	Q4 08	Q3 08

Customers (m)	31.9	30.8	29.1	27.7	26.5
YoY growth (%)	20%	25%	29%	38%	53%
Revenues ($m)	856	814	779	841	800
YoY growth (%) (reported)	7%	5%	6%	18%	27%
YoY growth (%) (organic, constant currency)	9%	11%	9%	15%	20%
EBITDA ($m)	392	371	352	382	346
YoY growth (%)	13%	14%	11%	31%	25%
Margin (%)	45.8%	45.6%	45.2%	45.4%	43.2%
Cellular ARPU ($)	9.8	9.7	9.9	11.3	12.0

Central America

In Q3 09 Tigo added some 244 thousand net new customers in Central America, bringing the total at the end of Q3 09 to 12.4 million, up 14% year-on-year.  Our customer growth rate in Central America is slowing due to the high rates of mobile penetration in these markets, the weak economy and a growing focus on higher quality customers.

Revenues in Q3 09 were $326 million, down 4% year-on-year, as we have seen a continued fall in remittances from the US in Q3 09 which were down 12% compared to the same period in 2008. In local currency, revenues were flat, which was consistent with Q2 09. Although the worst of the currency effects of the last 12 months are now annualising, we have seen weakness in the Guatemala quetzal recently which could have a negative impact on reported Q4 09 revenues.

Local currency ARPU for Central America was down 5% on Q2 09, with Honduras showing the weakest trend.  The main factor of the decline in Honduras was the introduction of a new tax on inbound international traffic in July, which will have an annualised impact of approximately $18m on both revenues and EBITDA.  Although Tigo’s market share in Honduras has increased over the last quarter, the market continues to be heavily promotional.

We continued to gain share in both El Salvador and Guatemala, despite a further reduction in handset subsidies in El Salvador, which reduced the rate of gross adds. In Honduras, after several quarters of market share losses after the launch of a new competitor last year, we are now gaining share again.  EBITDA margins in Central America were 55.2%, a decline of 1.2 percentage points from Q2 09 but an increase of 0.8 percentage points on Q3 08.  We expect EBITDA margins in the region to edge downwards from current levels over the medium term.  EBITDA for Q3 09 was $180 million, down 3% year on year.

Capex in Central America in Q3 09 was $23 million, or 7% of revenues.  This continued lower level of investment reflects our significant spend on coverage and 3G infrastructure in prior years. We expect capex to increase from these very low levels next year as we step up our investment in 3G capacity and coverage, as we see a rapidly growing market opportunity in the provision of 3G datacards.

Central America	Q3 09	Q2 09	Q1 09	Q4 08	Q3 08

Customers (m)	12.4	12.1	11.5	11.2	10.8
YoY growth (%)	14%	18%	18%	27%	46%
Revenues ($m)	326	332	326	355	340
YoY growth (%) (reported)	(4%)	(3%)	(4%)	8%	13%
YoY growth (%) (organic, constant currency)	0%	0%	(3%)	7%	12%
EBITDA ($m)	180	187	182	199	185
YoY growth (%)	(3%)	0%	(2%)	19%	15%
Margin (%)	55.2%	56.4%	55.8%	56.1%	54.4%
Cellular ARPU ($)	12.8	13.5	13.7	15.3	15.4
YoY growth (%) (reported)	(17%)	(17%)	(21%)	(20%)	(23%)

South America

Customers in South America increased 17% year-on-year, to reach 8.4 million at the end of Q3 09. In Bolivia, the customer base was up 47%, driven by market share gains and rising penetration.  In Colombia we made steady progress, with 136 thousand net new customers.  Our focus in Colombia has been on improving the perception of our network coverage through advertising and below-the-line activity, and there are early signs that this campaign is being effective.

Revenues in South America in Q3 09 amounted to $277 million, up 13% in local currency from Q3 08. The dollar continued to have a negative impact on the top line year-on-year, resulting in a 1% increase in Q3 09 reported numbers relative to Q3 08.  ARPU recovered well from previous quarters to $11.2, reflecting not only stronger local currencies quarter-on-quarter, but also an improving trend in local currency ARPU.  In Colombia, growth in recurring revenues was 11% year-on-year in local currency.

Regional VAS revenues were up 52% year-on-year in local currency, as we continued to see strong demand for new services. Market shares are gaining across the region, with Paraguay also taking share again after a period of stability.

EBITDA for Q3 09 was $113 million, up 17%, and the EBITDA margin was 40.7%, up 1.5 percentage points on Q2 09 and up 5.2 percentage points on Q3 08.

Capex in South America for Q3 09 amounted to $29 million, the falling level of investment consistent with the coverage and capacity requirements of the business. As with Central America, we anticipate further investment in 3G coverage and capacity in South America in 2010.

South America	Q3 09	Q2 09	Q1 09	Q4 08	Q3 08

Customers (m)	8.4	8.1	7.7	7.5	7.2
YoY growth (%)	17%	17%	20%	27%	36%
Revenues ($m)	277	249	237	260	273
YoY growth (%) (reported)	1%	(2%)	2%	9%	27%
YoY growth (%) (organic, constant currency)	13%	16%	16%	11%	10%
EBITDA ($m)	113	98	94	100	97
YoY growth (%)	17%	19%	29%	33%	21%
Margin (%)	40.7%	39.2%	39.7%	38.5%	35.5%
Cellular ARPU ($)	11.2	10.5	10.4	11.8	12.9
YoY growth (%) (reported)	(13%)	(17%)	(17%)	(17%)	(9%)

Africa

Net customer additions in the quarter in Africa amounted to 502 thousand.  A very strong performance in Tanzania, where we added another 410 thousand customers over the last three months as our market share continued to grow strongly, was offset by a net decline of 217 thousand in Senegal.  This movement was mostly the result of the entry of a new MVNO targeting very low ARPU customers, but was also due to a reduction in the overall market as a result of the weak economy.  Operations in the DRC and Chad continued to make very good progress, and in Ghana we are seeing an improved performance amidst early signs of economic stability. In Rwanda, we are making final preparations for the launch of services before the end of 2009.  Overall we have continued to see good market share growth, with a further 0.2 percentage points increase in the quarter to 30.4%.

Revenues in Africa grew by 21% in local currency in Q3 09 from Q3 08 and by 7% in dollar terms.  ARPU for Africa in dollar terms was 20 cents higher than in Q2 09, in part as a result of the weakening of the dollar in recent months.  Local currency ARPU recovered well, rising 3% on the Q2 09 figure.  In Senegal, a cut in interconnect rates has reduced revenues by approximately $1m a month but has no effect on EBITDA.  As in our other regions, VAS was an important contributor to growth, with regional VAS revenues up 57% on Q3 08 on a constant currency basis, with significant further growth potential.

EBITDA for Africa for Q3 09 reached $75 million with an EBITDA margin of 37.5%, an increase of 3.1 percentage points year-on-year and 3.6 percentage points over Q2 09.  The strong improvement demonstrates our ability to generate attractive returns in low-ARPU markets once critical mass is achieved.  This strengthens our confidence in lifting our African margins towards the Group average in the medium term.

We continue to invest heavily in Africa, with capex in Q3 09 of $82 million, or 41% of sales, demonstrating our confidence in the medium to long term growth potential of Africa despite the current macroeconomic challenges. At the same time, we continue to be rigorous in our approach to operational efficiency and capital allocation, which is a pre-requisite for generating returns in emerging markets.

Africa	Q3 09	Q2 09	Q1 09	Q4 08	Q3 08

Customers (m)	11.1	10.6	9.8	9.0	8.4
YoY growth (%)	31%	41%	52%	63%	87%
Revenues ($m)	200	183	171	183	187
YoY growth (%) (reported)	7%	3%	5%	28%	56%
YoY growth (%) (organic, constant currency)	21%	23%	25%	42%	59%
EBITDA ($m)	75	62	59	64	64
YoY growth (%)	17%	9%	12%	41%	83%
Margin (%)	37.3%	33.7%	34.5%	35.0%	34.2%
Cellular ARPU ($)	6.3	6.1	6.2	7.1	8.0
YoY growth (%) (reported)	(21%)	(30%)	(33%)	(27%)	(19%)

Amnet and Navega

At the end of Q3 09, Amnet, our cable and broadband business in Central America, had approximately 611 thousand revenue generating units, up 6% quarter-on-quarter.  Revenues in Q3 09 for Amnet reached $45 million.  EBITDA amounted to $17 million with an EBITDA margin of 37.6%.  Capex for Amnet for Q3 09 was $6 million, reflecting the phasing of full year capex towards H1 09.  In addition, we are currently pursuing a strategy of increasing capacity through leasing arrangements rather than infrastructure investment, which increases our operating costs but improves operating free cash flow.

Amnet now passes 1.3 million homes in Central America, and provides services to 470 thousand households.  Customers take on average 1.3 services each from Amnet, and increasing this ratio is a key focus.  As part of this strategy, we have been investing in upgrading our network to make more of it bi-directional, allowing us to offer both broadband and cable TV over it.  At the end of Q3 09, 79% of the network was bidirectional, up from 69% at the start of 2009, and residential broadband revenues were up 21% on Q3 08.

We expect capex levels at Amnet to be lower in the medium term than this year because of our focus of increasing customer penetration within our existing footprint rather than extensive coverage roll-out.

US$m	Financial performance
	Q3 09	Q2 09	Q1 09	FY 2008

Revenues	52	50	44	164
-Amnet	45	44	43	164
-Navega	11	11	2	-
-Intercompany revenues	(4)	(5)	(1)	-
EBITDA*	24	25	17	70
-Amnet	17	17	16	70
-Navega	7	8	1	-
EBITDA margin**	43%	45%	38%	43%

	Amnet Operating performance (‘000)
Homes Passed	1,277	1,237	1,206	1,171
Broadband customers as % of cable customers	30%	29%	27%	24%
Revenue Generating Units	611	578	556	534

*excluding installation costs
**EBITDA margin includes intercompany revenues

Asia and Sierra Leone

Since announcing our decision to carry out a strategic review of our Asian assets, we have signed agreements for the sale of our operations in Cambodia and in Laos.  On October 16 we announced the completion of the sale of our Sri Lankan business.

$m	Asian divestments

	Enterprise value (100%)	Estimated 2009 EV/EBITDA x	Cash proceeds	Buyer	Status

Cambodia	605	7.1	346	Royal Group	Conditional
Sri Lanka	207	7.4	155	Etisalat	Completed
Laos	102	7.5	65	Vimpelcom	Conditional
Total	914	7.2 weighted	566

In addition, we announced an agreement to sell our Sierra Leone operation during the quarter. Pending the conclusion of the disposal of these assets, they have been reclassified as assets held for sale in Millicom’s balance sheet from May 1, 2009 and are shown as discontinued operations in the profit and loss statement from January 1, 2009.

Forward looking statements

Capex is expected to be approximately $700 million in 2009, as around $50 million of capex budgeted for 2009 will fall into 2010 due to timing issues. The EBITDA margin is expected to be maintained at around the current level for the rest of the year.  Millicom expects operating free cash flow to be in the mid teens as a percentage of revenues for the 2009 year.

Comments on the financial statements

Operating free cash flow increased to a record level of $140 million in Q3 09, or 16.4% of revenues.

Millicom booked foreign exchange gains in Q3 09 of $9 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations.  We witnessed a much more stable currency environment in Q3 09 compared to the previous twelve months.

Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or unavailable. Over 60% of the Group’s gross debt held at operational level is denominated in local currency, therefore limiting foreign exchange exposure.  The main countries carrying dollar-denominated debt are Ghana, Tanzania, Bolivia and DRC.

In Q3 08 the cancellation of the proposed redemption of the high yield bond led to a reduction in the interest charge of $29 million.

Non-controlling interests are predominantly affected by our Colombian operation.

The effective tax rate was 28% in Q3 09, broadly in line with previous years.

Millicom benefited from a lower cost of financing in Q3 09, coming from declining interest rates on its variable rate debt.  Over time, the Group intends to limit its exposure to variable rates to no more than 50% of its total gross debt.

On 2 October 2009 Millicom completed the refinancing of the Amnet bridging loan in a $250 million deal with five banks over a two year period.  The financing cost is below Millicom’s current average cost of debt.

Millicom now has $873 million of cash in hand, with more than 80% of it held in US dollars and in secure jurisdictions. $50 million is held on pledge deposit for a financing in Chad and is not classified as cash under IFRS.

Other information

The consolidated statements of profit and loss for the quarters and nine months ended September 30, 2009 and 2008, the consolidated balance sheets as at September 30, 2009 and December 31, 2008, the condensed consolidated statements of cash flows for the nine months ended September 30, 2009 and 2008 and the condensed consolidated changes in equity for the nine months ended September 30, 2009 and 2008 are determined based on accounting principles consistent to those used for the 2008 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the fourth quarter of 2009 will be published on February 10, 2010.

This year’s Capital Markets Day will be held in Miami on October 27, 2009.  The presentations will be webcast live at www.millicom.com at 1.30pm London, 2.30pm Stockholm and 8.30am New York.

Luxembourg – October 20, 2009

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.63

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 15 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 287 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 (0)7879 426358
Investor Relations

Visit our web site at http://www.millicom.com

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, October 20, 2009.  The dial-in numbers are: +44 (0)20 7138 0825, +46 (0)8 5352 6439 or +1 212 444 0481 and the pass code is 4244528#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 4244528#.

Appendices

•	Consolidated statements of profit and loss for the three months ended September 30, 2009 and 2008
•	Consolidated statements of profit and loss for the nine months ended September 30, 2009 and 2008
•	Consolidated balance sheets as at September 30, 2009 and December 31, 2008
•	Condensed consolidated statements of changes in equity for the nine months ended September 30, 2009 and 2008
•	Condensed consolidated statements of cash flows for the nine months ended September 30, 2009 and 2008
•	Quarterly analysis by cluster
•	Total mobile customers and market position by country
•	Local currency revenues by country
•	Local currency ARPU by country
•	Forex effect by region
•	Impact of main currency depreciation on quarterly revenues

 Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended September 30, 2009 and 2008

	QTR ended September 30, 2009 (Unaudited) US$’000	QTR ended September 30, 2008 (Unaudited) US$’000

Revenues	856,198	800,191
Operating expenses
Cost of sales (excluding depreciation and amortization)	(180,653)	(192,505)
Sales and marketing	(161,713)	(167,981)
General and administrative expenses	(122,088)	(94,196)
EBITDA	391,744	345,509
Corporate costs	(15,233)	(19,609)
Stock compensation	(3,242)	(5,789)
Loss on disposal/Write down of assets, net	(1,159)	(77)
Depreciation and amortization	(155,489)	(120,281)
Operating profit	216,621	199,753
Interest expense	(42,929)	(9,804)
Interest and other financial income	1,684	6,225
Other non-operating income (expenses), net	9,161	(28,525)
Profit from associated companies	-	2,643
Profit before taxes from continuing operations	184,537	170,292
Taxes	(50,992)	(29,147)
Profit before discontinued operations and non-controlling interest	133,545	141,145
Result from discontinued operations*	(3,549)	1,663
Non-controlling interest	12,695	18,487
Net profit for the period	142,691	161,295
Basic earnings per common share (US$)	1.31	1.49
Weighted average number of shares outstanding in the period (‘000)	108,531	108,254
Profit for the period used to determine diluted earnings per common share	142,691	161,295
Diluted earnings per common share (US$)	1.31	1.49
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,763	108,453

* Asia and Sierra Leone

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the nine months ended September 30, 2009 and 2008

	9M ended September 30, 2009 (Unaudited) US$’000	9M ended September 30, 2008 (Unaudited) US$’000

Revenues	2,449,045	2,309,548
Operating expenses
Cost of sales (excluding depreciation and amortization)	(523,073)	(554,231)
Sales and marketing	(472,023)	(491,349)
General and administrative expenses	(339,218)	(279,676)
EBITDA	1,114,731	984,292
Corporate costs	(46,370)	(44,363)
Stock compensation	(5,394)	(19,906)
Loss on disposal/Write down of assets, net	(3,567)	(2,079)
Depreciation and amortization	(433,215)	(329,714)
Operating profit	626,185	588,230
Interest expense	(127,722)	(87,634)
Interest and other financial income	8,042	25,332
Other non-operating income (expenses), net	1,845	(20,828)
Profit from associated companies	2,339	6,771
Profit before taxes from continuing operations	510,689	511,871
Taxes	(143,803)	(131,599)
Profit before discontinued operations and non-controlling interest	366,886	380,272
Result from discontinued operations*	(9,274)	15,110
Non-controlling interest	38,965	55,956
Net profit for the period	396,577	451,338
Basic earnings per common share (US$)	3.66	4.19
Weighted average number of shares outstanding in the period (‘000)	108,417	107,726
Profit for the period used to determine diluted earnings per common share	396,577	452,098
Diluted earnings per common share (US$)	3.65	4.17
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,670	108,439

* Asia and Sierra Leone

Millicom International Cellular S.A.

Consolidated balance sheets
as at September 30, 2009 and December 31, 2008

	September 30, 2009 (Unaudited) US$’000	December 31, 2008 US$’000
Assets
Non-current assets
Intangible assets, net	1,067,265	990,350
Property, plant and equipment, net	2,687,666	2,787,224
Investments in associates	1,143	21,087
Pledged deposits	59,543	6,172
Deferred taxation	17,017	14,221
Other non current assets	7,967	17,023
Total non-current assets	3,840,601	3,836,077
Current assets
Inventories	45,519	58,162
Trade receivables, net	286,796	257,455
Amounts due from joint venture partners	33,789	40,228
Prepayments and accrued income	81,203	82,303
Current tax assets	24,952	21,597
Supplier advances for capital expenditure	93,604	142,369
Other current assets	64,654	87,859
Cash and cash equivalents	873,008	674,195
Total current assets	1,503,525	1,364,168
Assets held for sale	402,207	20,563
Total assets	5,746,333	5,220,808

Millicom International Cellular S.A.

Consolidated balance sheets
as at September 30, 2009 and December 31, 2008

	September 30, 2009 (Unaudited) US$’000	December 31, 2008 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,545,353 shares at September 30, 2009)	657,653	642,544
Other reserves	(84,644)	(47,174)
Accumulated profits brought forward	1,081,668	565,032
Net profit for the period/year	396,577	517,516
	2,051,254	1,677,918
Non-controlling interest	(66,060)	(25,841)
Total equity	1,985,194	1,652,077
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	454,216	453,471
Other debt and financing	1,337,361	1,208,012
Other non-current liabilities	100,536	70,008
Deferred taxation	70,183	81,063
Total non-current liabilities	1,962,296	1,812,554
Current liabilities
Debt and other financing	563,472	496,543
Capex accruals and payables	243,528	501,978
Other trade payables	269,417	240,576
Amounts due to joint venture partners	28,876	49,921
Accrued interest and other expenses	193,145	159,539
Current tax liabilities	73,199	93,416
Other current liabilities	194,031	207,106
Total current liabilities	1,565,668	1,749,079
Liabilities directly associated with assets held for sale	233,175	7,098
Total liabilities	3,761,139	3,568,731
Total equity and liabilities	5,746,333	5,220,808

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the nine months ended September 30, 2009 and 2008

	September 30, 2009 (Unaudited) US$’000	September 30, 2008 (Unaudited) US$’000

Equity as at January 1	1,652,077	1,368,336
Profit for the period	396,577	451,338
Dividends paid to shareholders	–	(259,704)
Stock compensation	5,394	19,906
Shares issued via the exercise of stock options	745	3,160
Issuance of shares	–	1,039
Conversion of 4% Convertible Bonds	–	175,179
Acquisition of non-controlling interests in Millicom’s operation in Chad	(9,523)	–
Movement in currency translation reserve	(19,857)	7,925
Non-controlling interest	(40,219)	(53,923)
Equity as at September 30	1,985,194	1,713,256

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the nine months ended September 30, 2009 and 2008

	September 30, 2009 (Unaudited) US$’000	September 30, 2008 (Unaudited) US$’000

EBITDA	1,114,731	984,292
Movements in working capital	15,976	6,790
Capex (net of disposals	(593,020)	(815,435)
Taxes paid	(168,378)	(173,321)
Operating Free Cash Flow	369,309	2,326

Corporate costs	(46,370)	(44,363)
Interest expense paid, net	(87,073)	(57,110)
Free Cash Flow	235,866	(99,147)
Acquisition of subsidiaries	(55,524)	-
Purchase/disposal of pledged deposits	(43,315)	9,471
Other investing activities	(14,606)	(4,079)
Cash flow from operating and investing	122,421	(93,755)

Cash flow from financing	103,835	(24,724)

Cash used by discontinued operations	(32,216)	(59,475)
Cash effect of exchange rate changes	4,773	4,746

Net (decrease) increase in cash and cash equivalents	198,813	(173,208)
Cash and cash equivalents, beginning	674,195	1,174,597
Cash and cash equivalents, ending	873,008	1,001,389

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q3 09	Q2 09	Q1 09	Q4 08	Q3 08	Increase Q3 08 to Q3 09
Revenues (US$’000) (i)
Central America	326,385	331,637	326,329	354,909	339,773	(4%)
South America	277,136	249,180	236,775	260,184	273,418	1%
Africa	200,482	183,311	171,156	182,909	186,994	7%
Amnet & Navega	52,195	50,184	44,275	43,015	–	–
Total Revenues	856,198	814,312	778,535	841,017	800,185	7%

EBITDA (US$’000) (i)
Central America	180,156	187,167	182,105	199,241	184,876	(3%)
South America	112,782	97,597	93,615	100,261	96,596	17%
Africa	74,819	61,748	58,896	64,324	64,037	17%
Amnet & Navega	23,987	24,675	17,184	18,048	–	–
Total EBITDA	391,744	371,187	351,800	381,874	345,509	13%

Total mobile customers at end of period (i)
Central America	12,366,164	12,122,650	11,534,157	11,181,251	10,846,076	14%
South America	8,413,968	8,059,459	7,735,055	7,460,771	7,191,863	17%
Africa	11,077,166	10,575,449	9,813,009	9,048,652	8,437,868	31%
Total	31,857,298	30,757,558	29,082,221	27,690,674	26,475,807	20%

Attributable mobile customers at end of period (i)
Central America	8,547,308	8,409,404	8,008,150	7,781,942	7,552,128	13%
South America	8,413,968	8,059,459	7,735,055	7,460,771	7,191,863	17%
Africa	10,866,206	10,367,930	9,605,418	8,837,808	8,239,691	32%
Total	27,827,482	26,836,793	25,348,623	24,080,521	22,983,682	21%

(i)    Excludes discontinued operations

Millicom International Cellular S.A.

Total cellular customers and market position by country
(Unaudited)

Country	Equity Holding	Country Population (million) (i)	MIC Market Position (ii)	Net Adds Q3 09	Total customers (iii)
					Q3 09	Q3 08	y-o-y Growth
Central America
El Salvador	100.0%	7	1 of 5	(12,135)	2,690,128	2,455,389	10%
Guatemala	55.0%	13	1 of 3	174,800	5,087,234	4,260,451	19%
Honduras	66.7%	8	1 of 4	80,849	4,588,802	4,130,236	11%

South America
Bolivia	100.0%	10	2 of 3	123,150	1,929,324	1,312,851	47%
Colombia	50.0%+1share	46	3 of 3	136,019	3,572,211	3,275,605	9%
Paraguay	100.0%	7	1 of 4	95,340	2,912,433	2,603,407	12%

Africa
Chad	100.0%	10	2 of 2	56,151	857,593	442,313	94%
DRC	100.0%	69	3 of 5	181,298	1,449,158	951,487	52%
Ghana	100.0%	24	2 of 5	63,731	2,959,982	2,741,122	8%
Mauritius	50.0%	1	2 of 3	6,882	421,920	396,355	6%
Senegal	100.0%	14	2 of 3	(216,686)	1,895,912	1,821,713	4%
Tanzania	100.0%	41	2 of 6	410,341	3,492,601	2,084,878	68%

Total customers excluding Amnet and discontinued operations		250		1,099,740	31,857,298	26,475,807	20%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market position derived from active customers based on interconnect
(iii)
Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

Millicom International Cellular S.A.

Cellular revenues by country (100% basis) (unaudited)

Country	Currency	Q3 09	Q3 08
		LC million	LC million	y-o-y Growth
Central America
El Salvador	USD	106	108	(2%)
Guatemala	GTQ	1,875	1,720	9%
Honduras	HNL	2,686	2,972	(10%)

South America
Bolivia	BOB	444	340	31%
Colombia	COP	237,884	227,064	5%
Paraguay	PYG	483,735	426,263	13%

Africa
Chad	XAF	10,842	5,128	111%
DRC	USD	28	21	33%
Ghana	GHS	71	61	16%
Mauritius	MUR	548	504	9%
Senegal	XAF	16,774	18,643	(10%)
Tanzania	TZS	72,950	57,217	27%

Local currency monthly ARPU (unaudited)

Country	Currency	Q3 09	Q2 09
		LC	LC
Central America
El Salvador	USD	12	13
Guatemala	GTQ	113	115
Honduras	HNL	194	216

South America
Bolivia	BOB	77	75
Colombia	COP	21,541	21,488
Paraguay	PYG	51,464	49,301

Africa
Chad	XAF	4,342	4,686
DRC	USD	7	6
Ghana	GHS	8	8
Mauritius	MUR	415	336
Senegal	XOF	2,707	2,821
Tanzania	TZS	7,339	7,093

Revenue growth – Forex effect by region

US$m	Revenue Q3 08	Local currency growth	Forex	Acquisitions	Revenue Q3 09	Growth

Central America	340	0%	(4%)	-	326	(4%)
South America	273	13%	(12%)	-	277	1%
Africa	187	21%	(14%)	-	200	7%
Total	800	9%	(9%)	-	804	0%

AMNET / Navega	-			7%	52	7%

Total MIC	800	9%	(9%)	7%	856	7%

Impact of main currency depreciation on quarterly revenues

	Q3 09 vs. Q3 08	Q3 09 vs. Q2 09
Ghana	(29%)	(1%)
Guatemala	(11%)	(2%)
Tanzania	(14%)	1%
Colombia	(6%)	9%
Paraguay	(25%)	2%